VIA EDGAR

September 27, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Katherine Bagley

Re:	B. Riley Financial, Inc.
Registration Statement on Form S-3
File No. 333-233907
Request for Acceleration of Effectiveness

Dear Ms. Katherine Bagley:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, B. Riley Financial, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 2:00 PM Eastern Time on September 30, 2019, or as soon thereafter as practicable.

Please contact Sara Terheggen of The NBD Group, Inc. at (408) 201-2964 should you have any questions or require additional information regarding this request.

Very truly yours,

B. RILEY FINANCIAL, INC.

/s/ Phillip J. Ahn
Name: Phillip J. Ahn
Title: Chief Financial Officer and Chief Operating Officer

cc: Sara Terheggen, The NBD Group, Inc.